Exhibit (a)(5)(xxxvii)

NOTE FROM JEFF HENLEY – PUSH MESSAGE TO EMPLOYEES

SUBJECT: Update: Be Informed about Oracle’s Tender Offer for PeopleSoft

Dear Oracle Employee,

As you know, we are making a tender offer for PeopleSoft shares at $19.50 per share. IT IS IMPERATIVE THAT YOU REVIEW ALL THE MATERIAL on Oracle’s website to thoroughly familiarize yourself with all aspects so you can answer questions that may arise. (You can get the latest information on In the Know and direct anyone interested in getting further information to go to www.oracle.com/peoplesoft).

PeopleSoft is using scare tactics with its customers. We need to ensure that we contact these customers so they understand the real facts. Also, you should engage Kevin Fitzgerald, Keith Block, Sergio Giacoletto, Luiz Meisler, Derek Williams, myself and Larry Ellison to help reach senior management at key customers around the world who have concerns. We are running ads and sending letters but we have to reach out and speak to these customers as well.

Our website contains much of what you should say but HERE ARE SOME KEY POINTS:

1. Larry Ellison has committed publicly we will extend support of PeopleSoft version 7 two years beyond PeopleSoft’s current de-support date of December 2003, and he has committed we will support PeopleSoft Version 8 for another 10 years. PeopleSoft is claiming we will abandon their code – this is clear proof we won’t.

2. We bought Rdb (DEC’s database product) almost 9 years ago. We said then that we would continue to support and enhance the Rdb product for years to come and take orders from existing customers (which is what we are saying to PeopleSoft customers now). Almost 9 years later this is still the case, and there are still thousands of happy Rdb customers while the rest have migrated to Oracle based upon their own time schedules. If people doubt what we say, this is proof as to how we’ve actually behaved to back up our original promise.

3. We’ve got more than twice as many applications developers as PeopleSoft. Together with their team we believe we can both make an even better next generation product for both Oracle and PeopleSoft customers and be a more formidable alternative to SAP and Microsoft in the marketplace. We wouldn’t be offering to spend $6 billion if we didn’t think we could create a win-win for all customers and we’ll work hard to ensure this is the reality. PeopleSoft’s customers are understandably nervous right now given the half-truths being fed to them by PeopleSoft management so they need to have full information and over time I believe they will begin to see that value of this acquisition as the industry continues to rapidly consolidate.

4. Please immediately forward any information and feedback as you hear it via contact.oracle@oracle.com to pass along information, feedback or questions that you would like answered. A PDF of Oracle’s advertising that has been placed in major publications is attached.

Sincerely,

Jeff Henley

Chief Financial Officer & Executive Vice President

WEBSITE COPY

[FRONT PAGE/HOME PAGE]

IN DEPTH

Oracle’s Tender Offer: A Win/Win

Do you understand what makes Oracle’s cash tender offer a winning transaction for Oracle and PeopleSoft shareholders and customers? If asked about the situation, do you know what’s appropriate to say – and not? Do you have questions about what’s happening? You’ve come to the right place for answer.

FAQs

Front Page sentence: Do you have a general question about Oracle’s cash tender offer for PeopleSoft? Submit your question and we will be answering those most frequently asked by employees.

[Separate Page 1]

BREAKING NEWS

Oracle Makes Commitment to PeopleSoft Customers

[PHOTO: Use Larry]

On June 20, 2003, Oracle Corp., (Nasdaq: ORCL) issued the following statement from Larry Ellison, Chairman and CEO, Oracle Corporation:

“PeopleSoft executives are traveling around telling customers that we will ‘kill’ PeopleSoft’s products and force them to move to Oracle’s applications. These are lies and scare tactics. We will continue to develop and improve PeopleSoft’s products for at least the next 10 years — even longer, if customers require further support. We will have more than 4,000 engineers supporting PeopleSoft customers all over the world, and they can stay on PeopleSoft applications or migrate to Oracle applications at their discretion. It’s entirely their choice.

To make it crystal clear where we stand on PeopleSoft products and customers, the 40,000 Oracle employees today are making the following public commitment to PeopleSoft customers:

1.	We will not shut down PeopleSoft products.
2.	You will not be forced to convert to Oracle E-Business Suite applications.
3.	We will provide high quality, truly global customer service for PeopleSoft products through our award-winning customer support organization, which will include PeopleSoft specialists.
4.	We will extend the support period for PeopleSoft products beyond the timeframe PeopleSoft itself has committed to and into the next decade.
5.	We will take no action that reduces the functionality of your PeopleSoft implementations.
6.	We will increase the value of your PeopleSoft investments through ongoing enhancements and maintenance delivered by one of the largest software development organizations in the world.
7.	If and only if you elect to do so, you may move to the Oracle E-Business Suite via FREE module-for-module upgrades.

Don’t be a victim of scare tactics. We would not offer more than $6 billion in cash unless we really wanted you to be our customers. Our investment only pays off for our shareholders if we keep you happy. And we will. Customer satisfaction is our highest priority.

We know how to do this. Ask any customer from our Rdb database acquisition from Digital Equipment Corporation. Nearly nine years later, we are still providing world-class support to thousands of Rdb customers running mission-critical applications.”

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED JUNE 18, 2003. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY

CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.

ADD [PHOTO: JEFF HENLEY]

Caption: Jeff Henley, Chief Financial Officer

As you know, we are making a tender offer for PeopleSoft shares at $19.50 per share. It is imperative that you review all the material on Oracle’s website to thoroughly familiarize yourself with all aspects so you can answer questions that may arise. (You can get the latest information on In the Know and direct anyone interested in getting further information to www.oracle.com/peoplesoft).

PeopleSoft is using scare tactics with its customers. We need to ensure that we contact these customers so they understand the real facts. Also, you should engage Kevin Fitzgerald, Keith Block, Sergio Giacoletto, Luiz Meisler, Derek Williams, myself and Larry Ellison to help reach senior management at key customers around the world who have concerns. We are running ads and sending letters but we have to reach out and speak to these customers as well.

Our website contains much of what you should say but here are some key points:

1.	Larry Ellison has committed publicly we will extend support of PeopleSoft version 7 two years beyond PeopleSoft’s current de-support date of December 2003, and he has committed we will support PeopleSoft Version 8 for another 10 years. PeopleSoft is claiming we will abandon their code—this is clear proof we won’t.

2.	We bought Rdb (DEC’s database product) almost 9 years ago. We said then that we would continue to support and enhance the Rdb product for years to come and take orders from existing customers (which is what we are saying to PeopleSoft customers now). Almost 9 years later this is still the case, and there are still thousands of happy Rdb customers while the rest have migrated to Oracle based upon their own time schedules. If people doubt what we say, this is proof as to how we’ve actually behaved to back up our original promise.

3.	We’ve got more than twice as many applications developers as PeopleSoft. Together with their team we believe we can both make an even better next generation product for both Oracle and PeopleSoft customers and be a more formidable alternative to SAP and Microsoft in the marketplace. We wouldn’t be offering to spend $6 billion if we didn’t think we could create a win-win for all customers and we’ll work hard to ensure this is the reality. PeopleSoft’s customers are understandably nervous right now given the half-truths being fed to them by PeopleSoft management so they need to have full information and over time I believe they will begin to see that value of this acquisition as the industry continues to rapidly consolidate.

4.	Please forward immediately any information and feedback as you hear it via contact.oracle@oracle.com. We will have a call center available beginning Monday morning to respond to phone calls as well. Check back to the employee website for the local hotlines, which will be published shortly.

As an employee, it’s important you understand the reasons why we believe this move is beneficial for Oracle, its shareholders, customers, partners and employees.

Please take a few minutes to review this information so you will understand why this is the right choice for Oracle and PeopleSoft shareholders and customers. To make sure we keep you informed, we will be updating this information on a continual basis so please keep checking back for additional information.

Timeline of the Oracle & PeopleSoft Situation (REVISED 6-25)

June 6, 2003	Oracle Corporation announces cash tender offer for PeopleSoft for US$16.00 per share, or approximately US$5.1 billion, and requests meeting with their board of directors. [LINK TO 6/6 RELEASE]

June 9, 2003	Oracle Corporation formally launches tender offer for PeopleSoft. [LINK TO 6/9 RELEASE]

June 18, 2003	Oracle Corporation increases tender offer for PeopleSoft to US$19.50 per share, or approximately US$6.3 billion [LINK TO 6/18 RELEASE]

Oracle Corporation files suit against PeopleSoft, Inc., its board of directors and J.D. Edwards & Co.

June 20, 2003	Oracle makes public commitment to PeopleSoft customers [LINK TO 6/20 RELEASE]

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED JUNE 18, 2003. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.

[Separate page 3]

It’s a Win/Win Transaction

The Win for Shareholders

Oracle shareholders win as the transaction will be immediately accretive for Oracle shareholders exclusive of amortization of intangibles. The combined company will be the second largest applications company and will compete effectively with Microsoft, SAP and other companies in the increasingly competitive enterprise applications industry. Our forecast of earnings accretion is not predicated on unrealistic assumptions resulting from a desperate attempt to build a financial case. We believe our numbers are conservative and logical.

PeopleSoft shareholders win by receiving certain, cash value that is fully financed with no exit risk. In other words, they will receive $19.50 in cash without having to worry about what the stock market might do between the time of their tender and the time the transaction closes. Oracle is making this tender offer from a position of financial strength. Oracle’s underlying business is strong, as exhibited by our most recent results for the fiscal fourth quarter and full year that exceeded consensus earnings estimates. (Visit the Oracle Investor Relations web site for additional information).

The Win for Customers

PeopleSoft customers win because we are extending the support period for PeopleSoft products. Contrary to numerous reports in the press, we do not plan to eliminate support for PeopleSoft products. PeopleSoft customers will not be forced to migrate to Oracle applications. Instead, when and if these customers elect to migrate to the Oracle E-Business Suite, they will receive a free license upgrade for like modules and access to the only enterprise application suite built on Internet technology.

Oracle customers win and will benefit from the additional developers and intellectual property acquired. The best features and ideas from PeopleSoft will be incorporated into future versions of the E-Business Suite.

On June 20, 2003, Oracle made the following public commitment to PeopleSoft customers:

1.	We will not shut down PeopleSoft products.
2.	You will not be forced to convert to Oracle E-Business Suite applications.
3.	We will provide high quality, truly global customer service for PeopleSoft products through our award-winning customer support organization, which will include PeopleSoft specialists.
4.	We will extend the support period for PeopleSoft products beyond the timeframe PeopleSoft itself has committed to and into the next decade.
5.	We will take no action that reduces the functionality of your PeopleSoft implementations.
6.	We will increase the value of your PeopleSoft investments through ongoing enhancements and maintenance delivered by one of the largest software development organizations in the world.
7.	If and only if customers elect to do so, they may move to the Oracle E-Business Suite via FREE module-for-module upgrades.

The Win for Oracle Employees

Larry Ellison, Oracle’s Chairman and Chief Executive Officer, has been vocal about the anticipated consolidation of the highly-fragmented applications market and Oracle management has been actively reviewing enterprise applications vendors that meet our acquisition criteria. With the opportunity to combine Oracle and PeopleSoft, we offer to employees:

•	A meaningful positive impact on future financial results
•	A straightforward business integration with minimal execution risk
•	A richer product offering incorporating the best features of PeopleSoft’s products to enhance future versions of Oracle E-Business Suite
•	The opportunity to significantly strengthen Oracle’s ability to compete in enterprise applications against SAP, Microsoft and others

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED JUNE 18, 2003. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.

[Separate page 4]

What Employees Can & Can’t Say

[PHOTO: JIM FINN]

Caption: VP Worldwide Corporate Communications

As Oracle employees, we may be asked by customers, vendors, friends and colleagues to comment on the PeopleSoft situation. Given the serious nature of the tender offer Oracle has extended for PeopleSoft, only a select few executives are speaking on behalf of Oracle on this matter.

During the next few weeks, it is imperative that you do not answer questions that go beyond the following four points below about the Oracle tender offer for PeopleSoft. Encourage interested people to visit www.oracle.com/peoplesoft for more information.

1.	Our offer is the right choice for PeopleSoft shareholders because it is an all-cash, low-risk, fully financed tender offer that provides compelling and certain value.

2.	Our offer is the right choice for Oracle shareholders because the combination of our two companies will provide an immediate and positive impact on Oracle’s future financial results.

3.	Our offer is the right choice for PeopleSoft customers because they will gain extended support for their existing PeopleSoft products, access to Oracle’s award winning global support operation, and a graceful migration path to the far broader and fully integrated E-Business Suite.

4.	Our offer is the right choice for Oracle customers because it will be business as usual and they will benefit from the best features from PeopleSoft in subsequent versions of the E-Business Suite.

We are counting on you to represent Oracle in an appropriate manner and fully expect that you will adhere to this important policy.

[PHOTO: DAN COOPERMAN]

Caption: Dan Cooperman, General Counsel & SVP

Refer Press & Analyst Calls to Corporate Communications

Because the pending transaction between Oracle and PeopleSoft will continue to receive local, national and international press coverage, I’d like to remind you that as a public company, Oracle has fiduciary, legal and professional responsibilities in managing its external communications. From a legal standpoint, Oracle must comply with federal and state securities laws, which regulate the nature, timing and content of all disclosures by the company. Violation of these laws may result in civil and criminal penalties against the company, as well as individual officers and employees.

From a business standpoint, Oracle’s success depends in large part on its credibility with its customers, shareholders and members of the press and analyst communities. Our credibility is significantly undermined when different Oracle “sources” provide “unofficial” information or comment to these parties. To retain credibility and preserve our relationships with the press and analyst communities and to avoid legal liability, Oracle must deliver a consistent message founded on fact, rather than untimely leaks and rumors spread selectively by undisclosed Oracles “sources.”

For these reasons, ALL press and market analyst inquiries must be forwarded to Jennifer Glass (link to jennifer.glass@oracle.com)our Corporate Communications organization for follow-up and response and ALL contacts must be initiated under their guidance. Any leaks of Oracle information to the press or analysts will be investigated as a violation of our policy and may result in disciplinary action.

Please refer to our policy [link http://globalxchange.oraclecorp.com/pls/gxchange/PHP.wwv_media.show_newwindow?p_id=1038641&p_currcornerid=1&p_settingssetid=1&p_settingssiteid=0&p_siteid=1&p_title=

Policy+Regarding+Communication+with+the+Press+%26+Analysts&p_type=text&p_textid=3155783] and Corporate Communications contacts.

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND

RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED JUNE 18, 2003. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.

[Separate page 5]

Making Headlines

[LINK TO oracle.com/peoplesoft

[Separate page 6]

FAQs

Do you have a general question about Oracle’s cash tender offer for PeopleSoft? Submit your question and we will answer those most frequently asked by employees. Remember that your questions have to be general enough to be of interest to all Oracle employees.

Please forward immediately any information and feedback as you hear it via contact.oracle@oracle.com. We will have a call center available beginning Monday morning to respond to phone calls as well. Check back to this employee website for the local hotlines, which will be published shortly.

Click here to submit your question (link to donna.uchida@oracle.com )

When did you launch the tender offer?

Oracle formally launched the cash tender offer on Monday, June 9, 2003.

How long will the tender offer remain open?

At least 20 business days.

Is your offer subject to any conditions?

Our offer is subject to certain conditions including, but not limited to, expiration of the applicable Hart-Scott-Rodino waiting period, redemption or amendment of

PeopleSoft’s poison pill, and a majority of PeopleSoft’s stockholders validly tendering, and not withdrawing, their shares.

Our offer is not subject to due diligence or financing. Moreover, our offer is in no way contingent upon completion of the proposed PeopleSoft / J.D. Edwards merger.

How will you finance the transaction?

The proposed transaction will not be contingent on financing. To fund our offer we will utilize available cash reserves as well as a bridge financing facility from Credit Suisse First Boston. After consummation of this transaction, we will evaluate the available alternatives for permanent financing. THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED JUNE 18, 2003. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.

[Separate page 6]

Glossary of Financial Terms

Acquisition: acquiring control of a corporation, called a target, by stock purchase or exchange.

Cash Tender Offer: an offer from a company to shareholders to buy their shares of stock with cash.

Class Action Lawsuit: lawsuit filed by one or more persons on behalf of a group of individuals all having the same grievance.

Exchange Offer: an offer by a firm to give one security, such as a bond or preferred stock, in exchange for another security, such as shares of common stock.

Fiduciary Duty: an obligation to act solely in the best interest of another party (i.e. a corporation’s board member has a fiduciary duty to the shareholders).

Hart-Scott-Rodino Waiting Period: a period of time in which governmental anti-trust agencies can access and evaluate information about a proposed merger or acquisition.

Horizontal Acquisition: an acquisition by one company of another company in the same industry.

Poison Pill: a defensive strategy designed to prevent a takeover bid, even if the majority of shareholders favor the acquisition, by increasing the takeover cost.

Proxy: a ballot by which shareholders can submit their votes on proposed corporate actions without physically attending the annual meeting.

Proxy Contest: strategy used by an acquiring company in a takeover attempt whereby the acquirer challenges the target company’s management and solicits support from the target company’s shareholders for proposals that would effectively give the acquiring company control of the target.

Securities & Exchange Commission (SEC): The primary federal regulatory agency for the securities industry, whose responsibility is to promote full disclosure and to protect investors against fraudulent and manipulative practices in the securities markets. The SEC has five commissioners, each appointed for a five year term that is staggered so that one new commissioner is being replaced every year. A provision within the Securities & Exchange Act of 1934 requires companies to disclose information when extending a tender offer.

Tender offer: An offer from a company to shareholders to buy their shares of stock. Often, a tender offer is a key element in one company’s attempt to take over another. To entice you to sell, the company making the tender offer may be willing to pay an above-market price for your shares.

Resources for Financial Terms:

InvestorWords.com http://www.investorwords.com/cgi-bin/bysubject.cgi?15

National Futures Association. http://www.nfa.futures.org/basicnet/glossary.aspx?term=B

THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION AND PEPPER ACQUISITION CORP. FILED ON JUNE 9, 2003, AS AMENDED

JUNE 18, 2003. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM CREDIT SUISSE FIRST BOSTON LLC, THE DEALER MANAGER FOR THE OFFER, FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, OR FROM ORACLE CORPORATION.